Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

27 August 2003


03029964

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA


SEP 08 2003
181

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 9/11

Enc:

FILE NO. 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Legal & General Group Plc Companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Legal & General Group Plc companies

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

69,500

8) Percentage of issued class

Negligible

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

22 August 2003

11) Date company informed

26 August 2003

12) Total holding following this notification

21,705,720

13) Total percentage holding of issued class following this notification

Below 3.00%

14) Any additional information

FILE NO. 52-5205

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters Assistant Company Secretary

Date of notification 27 August 2003

Details of Registered Holders

Registered Holder	Holding
HSBC Global Custody Nominee (UK) Ltd A/c 914945	266,760
HSBC Global Custody Nominee (UK) Ltd A/c 775245	3,253,454
HSBC Global Custody Nominee (UK) Ltd A/c 357206	17,179,642
HSBC Global Custody Nominee (UK) Ltd A/c 866197	101,100
HSBC Global Custody Nominee (UK) Ltd A/c 904332	61,800
HSBC Global Custody Nominee (UK) Ltd A/c 360509	805,916
HSBC Global Custody Nominee (UK) Ltd A/c 766793	37,048